[NiMin Energy Letterhead]
December 23, 2010
Mr. H. Roger Schwall
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-3561
Re:	Letter of Comment dated December 20, 2010 NiMin Energy Corp. (the “Company”) Amendment No. 1 to Registration Statement on Form 20-F File No.: 0-54162
Dear Mr. Schwall:
We have received your letter dated December 20, 2010 regarding Amendment No. 1 to the Company’s Form 20-F registration statement (File No. 0-54162). Enclosed for electronic filing via EDGAR pursuant to the Securities Exchange Act of 1934, as amended, on behalf of the Company, is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, marked to show changes from Amendment No. 1 to the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”). Our response contained in this letter is filed via EDGAR under the form type label CORRESP. For ease of reference, we have set forth each of the comments from your letter, followed by our response to such comment.
Engineering Comments
Information on the Company, page 19
Production Volumes, Average Prices and Average Production Costs, page 32
1. The 2009 production volume here — 199 MBOE — does not agree with the production volumes for the same year in the reconciliation of proved reserves — 169 MBOE — on page F-30. It appears you may have disclosed the production volumes here before reduction for royalty. If true, please amend your document to disclose also the production figures after royalty. Refer to Instruction 1 of Item 1204 of Regulation S-K. Otherwise, please explain this difference in your document.
In amendment no. 1 to the Form 20-F, we had disclosed the production volumes at page 32 before reduction for royalty. In accordance with your comment, and pursuant to Instruction 1 of Item 1204 of Regulation S-K, we have revised the table at page 32 to also include our production volumes after royalties.

Mr. H. Roger Schwall
December 23, 2010

2. Please disclose historical unit production costs calculated with after royalty production volumes.
We have revised the historical unit production costs included in the table at page 32 so that the historical unit production costs are calculated with after royalty production volumes, in accordance with your comment.
3. Please amend your document to clarify whether the disclosed production costs do not include production taxes as prescribed by Item 1204(b)(2) of Regulation S-K.
We have amended the Form 20-F at page 32 to include a footnote clarifying that the disclosed production costs do not include production taxes.
4. The 2009 historical incurred production costs — $4.7 million — are significantly higher than the projected production costs for 2010 — $2.8 million — from page 178 of your third party reserve report even though the incurred costs did not include large contributions from your Wyoming properties acquired in December, 2009. Please explain the reasons for this difference to us. Include production cost line item comparisons.
In accordance with your comment, the table below summarizes the 2009 historical incurred costs and the 2010 estimated costs included at page 178 of our third party reserve report. Significant differences are discussed below.

	2009	2010 Est.
	Actual	Reserve Report

California — CMD	3,261,743.89	0
California — PDP	739,310.78	752,000.00
Louisiana	589,021.03	292,000.00
Wyoming	150,074.30	1,736,000.00

	4,740,150.00	2,780,000.00

As we discussed with Mr. Winfrey on December 21, 2010, the first line item in the 2009 Actual column of the table above of $3,261,743.89 is attributable to the CMD process which is not included in estimated production costs in the proved reserve report because the costs are associated with probable reserves.
The difference in 2009 actual and 2010 estimated costs for Louisiana primarily relate to LOE, which was forecast to drop as two high-LOE wells were shut in late in 2009 and two other high-LOE wells were expected to be shut in during 2010.
The difference in the 2009 actual and 2010 estimated costs for Wyoming is primarily a result of the 2009 actual costs only including one month of LOE for Wyoming ($150,074) since the property was acquired in December 2009, while the 2010 estimated costs includes 12 months ($1,736,000 or $144,667/month).

Mr. H. Roger Schwall
December 23, 2010

Net Acres of Unproved Properties, page 34
5. It appears you omitted the disclosure of gross and net developed acreage per Item 1208 of Regulation S-K as we requested in our prior comment 30. We reissue our prior comment 30.
In revising the Form 20-F in response to your previous comment 30, we included disclosure of gross and net developed acreage in the table at page 34, but had not included appropriate references within the table. In amendment no. 2, we have corrected the table on page 34 to properly reference our disclosure of gross and net developed acreage, in accordance with your comment.
Capital Expenditures, page 41
6. We note your statement, “...operational activity in Wyoming included (i) six new wells drilled in the Ferguson Ranch Field...” Please provide us with a comparison of the actual well costs for these six wells with the estimated costs used in your third party reserve report. Explain any significant differences.
The estimated capital in the reserve report for the six wells drilled at Ferguson Ranch was $5.1 million. Thus far, $6.4 million has been incurred for the six wells. One of the six wells has been drilled and cased but has yet to be completed and it is estimated that an additional $0.4 million will be incurred to complete, equip and tie-in this well. Therefore, we expect that the total costs for the six wells at Ferguson Ranch will be approximately $6.8 million. This difference of $1.7 million is a result primarily of: (1) changing the completion methodology to include additional stages in the fracture stimulation ($0.6 million); (2) our determination to directionally drill the wells ($0.3 million); (3) material transfer of casing and tubulars from inventory that was purchased at much higher than current prices ($0.4 million); and (4) increased stimulation costs due to re-frac’ing three of the wells ($0.4 million). We expect that future wells at Ferguson Ranch will cost approximately $1,000,000 to drill, case, complete, equip and tie-in compared to $850,000 used in our reserve report.
Position Descriptions and Committees, page 53
7. Your response to our prior comment 22 indicates “The Reserves Committee” is not responsible for your compliance with the requirements SEC Regulation S-K, Item 1200. Please amend your document to disclose the entity or person responsible for your compliance with all applicable SEC oil and gas rules and regulations.
We have amended the Form 20-F at page 53 to disclose that the Chief Operating Officer and Chief Financial Officer are responsible for ensuring the Company’s compliance with applicable SEC oil and gas rules and regulations, including disclosure requirements, with oversight by the Board of Directors.

Mr. H. Roger Schwall
December 23, 2010

Notes to Consolidated Financial Statements, page F-6
Changes in Standardized Measure of Discounted Future Net Cash Flows, page F-32
8. We note the line item for 2009 “Previously estimated development costs incurred during the period” is $14.9 million while the actual incurred cost for 2009 is $10.6 million. Please explain this difference to us and amend your document if it is appropriate.
As discussed with Mr. Winfrey on December 21, 2010, we respectfully note that the references to estimated development costs in the comment relate to our 2007 reserve report. Mr. Winfrey stated that no further explanation is necessary with respect to this comment.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me with any questions you may have upon review of this response.

Sincerely,
/s/ Clarence Cottman, III
Clarence Cottman, III
Chief Executive Officer